SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of March 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of March, 2004.

Contents:

Enclosure 1.	Press release: Notice of Results dated February 16, 2004.
Enclosure 2.	Press release regarding Holdings in BioProgress PLC dated February 17, 2004.
Enclosure 3.	Press release: Final Results dated March 8, 2004.
Enclosure 4.	Press release relating to Acquisition and Placing dated March 8, 2004.
Enclosure 5.	Press release relating to Agreement with US Pharma dated March 8, 2004.

Enclosure 1.

16 February 2004

BioProgress plc

Preliminary Results – Monday 8 March 2004

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, will be announcing its Preliminary Results for the trading period from 22 May 2003 to 31 December 2003 on Monday 8 March 2004.

A meeting for analysts will be held at 9.30am at the London Capital Club, 15 Abchurch Lane, London, EC4 on Monday 8 March 2004.

Enclosure 2.

Company	BioProgress PLC
TIDM	BPRG
Headline	Holding(s) in Company
Released	16:17 17 Feb 2004
Number	5298V

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

Bioprogress plc

2.	Name of shareholder having a major interest

GNI Limited

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not stated

5.	Number of shares/amount of stock acquired

Not disclosed

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

Not disclosed

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

16th February 2004

11.	Date company informed

17th February 2004

12.	Total holding following this notification

3,080,494

13.	Total percentage holding of issued class following this notification

3.02%

14.	Any additional information

15.	Name of contact and telephone number for queries

Elizabeth Edwards, 01354 655674

16.	Name and signature of authorised company official responsible for making this notification.

Elizabeth Edwards Company Secretary

Date of notification: 17th February 2004

Enclosure 3.

8 March 2004

BioProgress plc

(“BioProgress” or the “Company”)

Preliminary Results for the trading period 22 May to 31 December 2003

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, today reports its maiden Preliminary Results for the trading period from 22 May 2003 to 31 December 2003.

The Company completed the acquisition of BioProgress Technology International, Inc. (BTII) on 21 May 2003. BTII was incorporated in the USA, and was quoted on the Over the Counter Bulletin Board operated by the National Association of Security Dealers Inc. Results for BTII are available at www.secinfo.com

Highlights

•	Financial performance stabilised since acquiring NASD quoted Bioprogress Technology International (“BTII”) which incurred losses of £4.6 million (US$6.9 million) in 2002

•	Pre-tax loss of £1.67 million for period from 22 May 2003 to 31 December 2003, after goodwill amortisation of £346k and unrealised foreign exchange losses of £477k.

•	£5 million, before expenses, raised at 16p per share at the time of the AIM IPO in May

•	£7.3 million, before expenses, raised via a one-for-six Open Offer at 50p per share to fund a fully pharmaceutically approved (cGMP) film production facility in Cambridgeshire

•	Exclusive global licensing agreement signed for the XGEL® NROBE® dosage form technology with FMC BioPolymer, a division of the FMC Corporation

•	Strategic alliance established with Harro Hoefliger, the German world class pharmaceutical machine supplier

•	Letter of intent executed to license another of the XGEL® technologies to a large US pharmaceutical company

•	Outlook extremely positive with BioProgress clearly focussed on delivering technologies to an expanding customer base, and exploring strategic alliances and partnerships

Commenting on the Results, Graham Hind, Chief Executive Officer of BioProgress plc, said: “The excellent progress made in achieving our strategic objectives and in developing a more vertically integrated business model underpins our confidence in a continually improving financial performance.”

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive Officer	Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com	www.bioprogress.com

Issued by:

Bankside

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7444 4140

heather.salmond@bankside.com	www.bankside.com

Chairman’s Statement

Introduction

BioProgress is pleased to report its maiden Preliminary Results since our successful flotation on the Alternative Investment Market in May 2003. We raised £5.0 million before expenses from a group of leading UK institutions at a price of 16 pence per share. These funds were applied to expand our engineering design resources to accelerate the delivery of fully commercialised XGEL® technologies to our customers. We raised a further £7.3 million before expenses by way of a one-for-six Open Offer in December 2003 at 50 pence per share. These funds are being applied to the establishment of a fully pharmaceutically approved (cGMP) film production facility in two phases at our site in March, Cambridgeshire. During the period, the Company has continued to work with its customers to develop our technologies, and has progressed significantly a number of discussions with new potential customers and strategic partners.

Results

Results in previous periods were for BioProgress Technology International, Inc. (“BTII”), incorporated in Nevada, USA and listed on the Over-the-Counter Bulletin Board operated by the National Association of Security Dealers Inc. The accounts for BTII were under US GAAP and denominated in US dollars. The historic accounts of BTII were outlined in our Proxy Statement/Prospectus dated 16 May 2003. The BTII accounts are, therefore, not directly comparable with these Preliminary Results of BioProgress plc, that only cover the period from 22 May 2003 to 31 December 2003, BioProgress plc having completed the acquisition of BTII on 21 May 2003.

For the period of just over seven months from 22 May 2003 to 31 December 2003, the Preliminary Results show a pre-tax net loss of £1.67 million after charging goodwill amortisation of £346k and unrealised foreign exchange losses primarily on intercompany transactions of £477k. The financial performance of the Company is stabilising as it emerges from its development stage into its commercialisation stage, and compares to losses for the US company prior to AIM flotation of US$9.5 million (£5.8 million) in 2000, US$7.8 million (£5 million) in 2001 and US$6.9 million (£4.6 million) in 2002. The US$ figures for 2000, 2001 and 2002 above have been translated at the average exchange rate for the relevant years.

We had previously expected to reach break-even point in 2003 but, during the final quarter of 2003, we were in final stage negotiations to license two of the XGEL® technologies to major international companies, including FMC BioPolymer. As part of the due diligence process, and with our permission, these companies had verification discussions with several potential customers from whom we were previously expecting revenue in the final quarter of 2003. For sound commercial reasons, it was therefore decided to defer our negotiations with these potential customers until the XGEL® licensing agreements were executed and, as a consequence, we now expect these revenues will be received during 2004 instead of 2003.

The outlook for the Company continues to be extremely positive and your board will continue to focus on achieving, as early as possible, the delivery of the technologies to the expanding customer base. Opportunities for strategic alliances and partnerships will continue to be explored.

Finally, I would like to thank my co-directors and our loyal team of employees in Cambridgeshire for their continued dedication and support during what has been an exciting and successful period.

Peter Glynn-Jones

Chairman

8 March 2004

Chief Executive’s Review

2003 was an important period for the Company as it saw our successful move from the NASD OTC BB stock market in the USA to the London AIM market. This achieved our first strategic objective which was to ensure the Company was well funded going forward and had access to additional capital in order to exploit strategic opportunities as they arose.

The benefits of the Company’s move to AIM were well demonstrated when we successfully raised an additional £7.3 million in December 2003, to enable the Company to build a new cGMP film production facility in Cambridgeshire and fulfil the obligations in its global partnership with FMC BioPolymer.

2003 also saw good progress in the achievement of our second strategic objective which was to identify and enter into strategic alliances with global partners who could bring complementary skills, expertise and commercial contacts to help us accelerate the rate of commercialisation of our exciting XGEL® family of technologies.

Competition is fierce in the global economy, and small technology companies need not only a well protected innovative technology which adds value but the resources and infrastructure to be able to establish it quickly in the competitive global marketplace. Identifying the right strategic partners and negotiating fair terms within each alliance is always a significant challenge for smaller companies like BioProgress.

In September 2003, we announced the execution of two further development agreements. The first being the second phase of an agreement which has been running for nearly a year and involves the transfer of a major global product into BioProgress XGEL® technology. The second being a new development agreement with another major top ten pharmaceutical company working with BioProgress for the first time. Both these agreements are progressing well.

In October 2003, we announced a strategic alliance with Harro Hoefliger in Germany who we appointed as the exclusive global builder and supplier of the XGEL® machines. Harro Hoefliger is a world class pharmaceutical machine supplier that is already dealing with the majority of the world’s top ten pharmaceutical companies. Their appointment removes any uncertainty about the quality and reliability of the XGEL® machines, in that it ensures the machines will be expertly installed and commissioned and that the after-sales service through Harro Hoefliger’s global service network will be first class.

In line with our strategic alliance strategy, we announced in October 2003 the execution of a letter of intent with FMC Biopolymer exclusively to license to them the XGEL® NROBE® technology and, in November 2003, we also announced the execution of a letter of intent to license another of our XGEL® technologies to a large US pharmaceutical company.

The XGEL® family of oral dosage form systems – SWALLOW®, TABWRAP®, NROBE® and SEPTUM® – comprise two elements, the machines and the proprietary film the machines use to make the dosage form. BioProgress is pioneering the use of soluble film in pharmaceutical applications.

Our initial business model provided for the BioProgress proprietary film formulations to be sourced and produced by contract third-party film suppliers, of which there are a number in the world. However, although these third-party suppliers can make film to food standard, which is appropriate for dietary supplements, they have been reluctant to make the necessary investment in their production facilities quickly enough to enable them to gain approval by regulators, such as the FDA in the USA, to produce film to pharmaceutical standards.

In 2003 it became apparent that BioProgress was winning pharmaceutical customers for the XGEL® technology who required pharmaceutical standard XGEL® film, which our potential third-party suppliers were unable to supply. We therefore had no alternative but to seek to establish our own pharmaceutical standard film production facility.

Our third strategic objective was therefore to ensure we put in place the necessary factors to achieve this and to be in production by the end of 2004. Accordingly, the £7.3 million raised in December 2003 was for this purpose. In addition to meeting the film supply needs of our customers and strategic partners, the move to a more vertically integrated business model will significantly enhance our margins on sales of film and enables the development of a new range of film products containing pharmaceutical drugs.

With reference to the Ostomy licensing agreement with BMS ConvaTec, the technology transfer continued well during the period with the completion of the final product design to which the flushable technology will be applied. We remain confident that this technology will start contributing strong revenues to BioProgress from 2005.

Finally, in relation to the patent entitlement proceedings that we initiated against Stanelco Fibre Optics Limited, a subsidiary of Stanelco plc, in October 2003, the proceedings are progressing and a hearing in the summer of 2004 is anticipated. The handling of the day-to-day details of these proceedings has been delegated to BioProgress’s former CEO Barry Muncaster who is a consultant to the Company. This ensures that our executives can focus on running the business without the distraction of these proceedings. We have engaged what the Company believes is one of the UK’s leading legal counsels and an expert in this field and, based on his preliminary opinion of the strength of the BioProgress case, we have been able to secure insurance to cover all potential legal costs of the proceedings.

Post Results events

On 4 February 2004 we announced the execution of an exclusive global licensing agreement for the XGEL® NROBE® dosage form technology with FMC BioPolymer, a division of the FMC Corporation. The XGEL® NROBE® dosage form technology offers significant advantages over traditional tablets or capsules. A powder containing the drug is deposited into a pocket formed in the BioProgress proprietary film and is compressed at a fraction of the compression level of a traditional tablet. A second film is then wrapped over the lightly compressed powder, completing the dosage form. As no tablet coating is required, the dosage form does not need high compression or the use of non-active binders which are traditionally used to make the tablet hard so it can survive being tumbled for long periods in a tablet coater. A purer dose is possible using less active and making the drug potentially more bio-available to the body.

While NROBE® technology can be used for any oral dose powder delivery, its real promise is in improving bio-availability (the speed at which the drug acts), particularly for those drugs coming to the end of their patent life. Generic competition is forcing major pharmaceutical companies to find ways of extending and protecting existing product lifecycles. NROBE® can provide a new lease of life for drugs reaching the end of their patent life, by providing a significant product performance advantage over the generic versions which become available when the patent expires. According to Scrip magazine, over the next five years more than fifteen blockbuster drugs are reaching the end of their patents, resulting in the potential loss of more than £25 billion in revenues for these major pharmaceutical companies. New dosage delivery technologies like NROBE® can help a product maintain and even increase its market share by providing additional clinical benefits, thus extending life-spans beyond the patent expiry of the active substance.

FMC BioPolymer has more than sixty years experience of providing products and services to the major global pharmaceutical companies. They have excellent senior level contacts and a substantial scientific support infrastructure to develop the NROBE® technology, which was always the most challenging of our technologies to globally commercialise alone. We have secured an excellent agreement with FMC BioPolymer whereby we share in any exclusive sub-licensing fees, machine sales and film sales, and we also receive a royalty on film regardless of whether it is FMC BioPolymer developed film or BioProgress developed film. This is in recognition of the patents we hold on the NROBE® dosage form itself. The licensing agreement runs to 2023 and we are confident that it will generate significant revenues and profits for the Company.

Outlook

Of the four technologies in the XGEL® family – SWALLOW®, TABWRAP®, NROBE® and SEPTUM® – we have now successfully licensed NROBE®. I am optimistic we will reach agreements with appropriate strategic partners for other XGEL® technologies in the near future. We also have other new film technologies under development which are showing significant promise and the outlook for the business continues to be extremely positive.

Graham R M Hind

Chief Executive Officer

8 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 31 DECEMBER 2003

	Note	2003
		£’000
Turnover		947
Cost of sales		(56)

Gross profit		891
Administrative expenses		(2,771)

Operating loss		(1,880)
Exceptional item - profit on termination of operations	2	182
Net interest		26

Loss on ordinary activities before taxation		(1,672)
Tax on loss on ordinary activities	3	—
Loss for the period transferred from reserves		(1,672)

Loss per ordinary share
Basic	4	(3.4	)p

All of the group’s operations were acquired during the period.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2003

	Note	2003	2003
		£’000	£’000
Fixed assets
Intangible assets	5	11,294
Tangible assets		256

			11,550

Current assets
Debtors		1,022
Debtors - share issue proceeds	6	5,482
Cash at bank and in hand		1,872

		8,376
Creditors: amounts falling due within one year		(839)
Net current assets			7,537
Total assets less current liabilities			19,087

Capital and reserves
Called up share capital	6		1,025
Share premium account	7		19,708

Profit and loss account	7		(1,646)
Shareholders’ funds			19,087

Equity shareholders’ funds			18,566
Non-equity shareholders’ funds			521

			19,087

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD ENDED 31 DECEMBER 2003

	Note	2003
		£’000
Net cash outflow from operating activities	8	(3,449)

Returns on investments and servicing of finance
Interest received		31
Interest paid		(5)
Net cash inflow from returns on investments and servicing of finance		26

Taxation		(112)
Capital expenditure and financial investment
Purchase of tangible fixed assets		(50)
Purchase of intangible fixed assets		(15)

Net cash outflow from capital expenditure and financial investment		(65)

Acquisitions and disposals
Purchase of subsidiary undertakings	11	(224)
Net overdraft from purchase of subsidiary undertakings	11	(445)
Cost of terminating operations		(11)

Net cash outflow from acquisitions and disposals		(680)

Financing
Issue of shares		6,152
Net cash inflow from financing		6,152

Increase in cash	9	1,872

NOTES

FOR THE PERIOD ENDED 31 DECEMBER 2003

1 accounting policies

Basis of Preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards.

The principal accounting policies of the group are set out below.

basis of consolidation

The group financial statements consolidate those of the company and of its subsidiary undertakings drawn up to 31 December 2003. Acquisitions of subsidiaries are dealt with by the acquisition method of accounting. In particular the acquisition of BioProgress Technology International Inc and its subsidiary undertakings did not meet the definition of a group reconstruction as the interests of the shareholders changed as a result of the transaction.

goodwill

Goodwill arising on consolidation, representing the excess of the fair value of the consideration given over the fair values of the identifiable net assets acquired, is capitalised and is amortised on a straight line basis over its estimated useful economic life. Negative goodwill is written back to the profit and loss account to match the recovery of the non-monetary assets acquired.

Turnover

Turnover in the period is recognised when the group has a right to consideration, which is when development work for a customer is completed and the customer is satisfied that all obligations have been fulfilled. VAT is excluded.

intangible fixed assets

Patents and trademarks are included at cost and are amortised on a straight-line basis over their useful economic lives.

Tangible Fixed Assets and Depreciation

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual instalments over their expected useful lives. The rates generally applicable are:

Leasehold improvements	15% per annum
Plant and machinery	25% per annum
Laboratory equipment	15% per annum
Office equipment and furniture	25% per annum

Leased assets

All leases are regarded as operating leases and the payments made under them are charged to the profit and loss account on a straight line basis over the lease term.

Investments

Investments are included at cost less amounts written off.

DEFERRED TAXATION

Deferred tax is recognised on all timing differences where the transactions or events that give the group an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using rates of tax that have been enacted or substantively enacted by the balance sheet date.

Financial instruments

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value.

Income and expenditure arising in financial instruments is recognised on the accruals basis and credited or charged to the profit and loss account in the financial period to which it relates.

Foreign currency

Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date.

The balance sheets of foreign subsidiaries, including related goodwill, are translated at the rate of exchange ruling at the balance sheet date. The profit and loss accounts of foreign subsidiaries are translated at the average exchange rate for the period. The exchange differences arising from the retranslation of the opening net investment in subsidiaries, including goodwill, are taken directly to reserves. All other exchange differences are dealt with through the profit and loss account.

retirement benefits

Defined Contribution Scheme

The pension costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

research and development

Research and development expenditure is charged to profits in the period in which it is incurred.

2 Exceptional item

The exceptional profit on termination of operations is in respect of net liabilities written off on the liquidation of Aronrate Limited and Prodesign Technology Limited that were subsidiaries of the group and is stated after costs in respect of the liquidations of £11,000.

3 Tax on loss on ordinary activities

There is no tax charge for the period.

Factors affecting the tax charge for the period

The tax assessed for the period is higher than the standard rate of corporation tax in the UK of 19%. The differences are explained as follows:

2003
£’000
Loss on ordinary activities before tax	(1,672)
Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK of 19%	(318)
Effect of:
Expenses not deductible for tax purposes	36
Depreciation for the period in excess of capital allowances	9
Utilisation of tax losses	(34)
Other timing differences	(55)
Unutilised losses of overseas companies	499
Other differences	(137)
Current tax charge for the period	—

The group has approximately $8.6 million of trading losses in its US subsidiaries. The availability of these to offset against future US taxable profits is subject to Inland Revenue Service approval.

4 LOSS per share

	2003
	£’000
Basic loss per share
Loss for the financial period	(1,672)

	2003
	Number thousands
Weighted average number of ordinary shares in issue during the period	48,482
Basic loss per share	(3.4	)p

The share options and warrants in issue are anti-dilutive and therefore the basic loss per share and diluted loss per share are the same.

5 Intangible fixed assets

	Goodwill on consolidation	Patents and trademarks	Total
	£’000	£’000	£’000
Cost
Additions	11,936	15	11,951
Effect of exchange rates	(310)	—	(310)
At 31 December 2003	11,626	15	11,641
Amortisation
Provided in the period and at 31 December 2003	346	1	347
Net book amount at 31 December 2003	11,280	14	11,294

Goodwill on consolidation relates to the acquisition of BioProgress Technology International Inc. and is being amortised over 20 years which is the directors’ estimate of the period over which the group is expected to benefit from the technology acquired.

6 Share capital

2003
£
Authorised
150,000,000 Ordinary shares of £0.01 each	1,500,000
80,000 Convertible 4% preference shares of £0.005 each	400
90,000 4% preference shares of £0.005 each	450
1,500,850

Allotted, called up and fully paid 102,438,071 Ordinary shares of £0.01 each	1,024,381
79,000 Convertible 4% preference shares of £0.005 each	395
88,000 4% preference shares of £0.005 each	440
1,025,216

Allotments during the period

On 21 May 2003 the company issued 49,975,001 ordinary shares of £0.01 each in exchange for shares in BioProgress Technology International Inc. with a value of £7,996,000.

On 21 May 2003 the company issued 79,000 convertible 4% preference shares of £0.005 each and 88,000 4% preference shares of £0.005 each in exchange for Series B preferred stock in BioProgress Technology International Inc with a value of £520,121.

On 22 May 2003 the company issued 31,250,000 ordinary shares of £0.01 each for cash consideration of £5,000,000.

On 24 July 2003 the company issued 454,626 ordinary shares of £0.01 each for cash consideration of £72,740.

On 19 August 2003 the company issued 500,000 ordinary shares of £0.01 each for cash consideration of £80,000.

On 27 October 2003 the company issued 1,500,000 ordinary shares of £0.01 each for cash consideration of £240,000.

On 1 November 2003 the company issued 3,637,543 ordinary shares of £0.01 each to individuals and entities who had a right to shares in BioProgress Technology International Inc but were never issued by that company with a value of £582,007 plus cash consideration of £158,550.

On 31 December 2003 the company issued 15,120,901 ordinary shares of £0.01 each for cash consideration of £7,438,314 of which £1,955,847 was received before 31 December 2003 with the remaining balance being received between 2 and 5 January 2004.

7 Share premium account and reserves

	Share premium account	Profit and loss account
	£’000	£’000
Loss for the period	—	(1,672)
Premium on allotment during the period	21,064	—
Issue costs	(1,356)	—
Exchange differences	—	26
At 31 December 2003	19,708	(1,646)

8 Net cash outflow from operating activities

2003
£’000
Operating loss	(1,880)
Depreciation and amortisation	435
Increase in debtors	(370)
Decrease in creditors	(1,970)
Exchange differences	336
Net cash outflow from operating activities	(3,449)

9 Reconciliation of net cash flow to movement in net FUNDS

2003
£’000
Increase in cash in the period and movement in net funds in the period	1,872
Net funds at 13 December 2002	—
Net funds at 31 December 2003	1,872

10 Analysis of changes in net funds

	At 13 December 2002		At 31 December 2003
		Cash flow
	£’000	£’000	£’000
Cash at bank and in hand	—	1,872	1,872

11 acquisitions

On 21 May 2003, the company acquired 49,975,001 ordinary shares of $0.001 each in BioProgress Technology International Inc. and its subsidiary undertakings, being 100% of its common stock and 100% of its B preferred stock for a consideration of £9,323,000 as detailed below. BioProgress Technology International Inc’s C preferred stock representing approximately 1.2% of that company’s total stock was not acquired by the company. The directors consider the minority interest to be immaterial.

The most recent financial information in relation to BioProgress Technology International Inc. shows the following profit and loss account information:

	Period 1 January 2003 to 21 May 2003	Year ended 31 December 2002
	£	£
Turnover	47,834	1,534,206
Operating charges	(2,204,188)	(5,865,083)
Operating loss and loss before taxation	(2,156,354)	(4,330,877)
Taxation	—	(105,000)
Appropriations	—	(130,104)
Loss for the period	(2,156,354)	(4,565,981)

The results for the period to 21 May 2003 include the results of US subsidiaries that have been translated into sterling at the average rate for the period of US $1.6072. The results for the year ended 31 December 2002 are the group results for BioProgress Technology International Inc prepared under US GAAP translated into sterling at an average exchange rate of US$1.5106 for the year.

The fair value of the acquisition undertaken in the period was as follows:

	Book value	Adjustments	Fair value
	£’000	£’000	£’000
Tangible fixed assets	294	—	294
Debtors	664	—	664
Bank and cash	12	—	12
Bank overdraft	(457)	—	(457)
Other creditors	(3,584)	582	(3,002)
Taxation	(124)	—	(124)
	(3,195)	582	(2,613)

The fair value adjustments were made in respect of the removal of a provision for shares to be issued as part of the total consideration which were bought out as part of the total consideration paid by BioProgress plc.

Total consideration at fair value comprised:

2003
£’000
53,612,544 ordinary shares of £0.01 each	8,579
79,000 convertible 4% preference shares of £0.005 each	246
88,000 4% preference shares of £0.005 each	274
7,366,457 share options	—
4,620,000 warrants	—
Acquisition costs	224

9,323

Of the 53,612,544 ordinary shares of £0.01 each issued, 3,637,543 were issued to individuals and entities that had a right to shares in BioProgress Technology International Inc but were never actually issued by that company.

The directors have assessed the fair value of the share options and warrants issued as part of the consideration for the acquisition and consider that they had no significant value at the time as they were issued with the same terms and rights as the options and warrants previously held by BioProgress Technology International Inc and the exercise price exceeded the market value at the time of issue.

	Total consideration at fair value	Fair value of assets acquired	Goodwill arising
	£’000	£’000	£’000
Total goodwill capitalised in the period comprised	9,323	(2,613)	11,936

The acquisition during the period made the following contributions to, and utilisations of, group cash flows.

2003
£’000
Net cash outflow from operating activities	(3,113)
Returns on investment and servicing of finance	(5)
Taxation	(112)
Capital expenditure and financial investment	(65)
Decrease in cash	(3,295)

Analysis of net outflow of cash in respect of acquisition:

2003
£’000
Acquisition costs	(224)
Bank overdrafts	(457)

(681)
Cash at bank and in hand acquired	12
(669)

12 PUBLICATION OF NON-STATUTORY ACCOUNTS

The consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement are unaudited and have been extracted from the Group’s financial statements. These financial statements have not yet been delivered to the Registrar, nor have the auditors reported on them.

The Company’s Annual General Meeting (“AGM”) will be held on 21 April 2004 at 11am at the London Capital Club, 15 Abchurch Lane, London EC4N 7BW.

END

Enclosure 4.

8 March 2004

BioProgress plc

(“BioProgress” or “the Company”)

Definitive agreement to acquire certain assets of Aquafilm LLC (“Aquafilm”)

Institutional Placing of 10,000,000 New Ordinary Shares rising £10.5 million (net)

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed a definitive agreement which is intended will lead to the purchase of the edible film production assets of Aquafilm LLC, which excludes Aquafilm’s interests in Connecticut, US and Hartlebury in the UK.

Based in Tampa, Florida, USA, Aquafilm was founded in 2000 and has a film production facility with FDA certification to produce soluble films for use in nutritional products (vitamins, minerals and supplements) and food products. The procedures and systems are in place to enable the facility to be quickly upgraded to full pharmaceutical production standard (cGMP).

BioProgress are acquiring certain assets of Aquafilm for up to US$11 million, made up of US$3.5 million at closing and US$7.5 million as an earn-out against Aquafilm’s net semi-earnings from 2004 until the US$7.5 million is reached, with payments from BioProgress matching Aquafilm net annual earnings on a dollar for dollar basis. BioProgress will also be investing up to an additional US$3 million during 2004 to bring the plant up to pharmaceutical standard and refurbish the offices and packing facilities.

Aquafilm has been a supplier to BioProgress of films for the XGEL® technologies and can produce films for all the BioProgress XGEL® dosage forms. In addition Aquafilm has been developing fast dissolving ‘in the mouth’ films for retail consumer products. This is a new and growing market which has seen breath freshening product introductions from Warner Lambert and Wrigleys in the USA and Europe, and Boots in the UK. In addition to breath freshening strips, Aquafilm has developed dissolve ‘in the mouth’ vitamin strips and a number of other innovative applications for this technology.

BioProgress has recently filed patents on a new technology the Company has been developing for nearly two years, which enables a more effective delivery of active ingredients including pharmaceutical drugs into ‘in the mouth’ dissolving films. BioProgress believes this new WAFERTAB™ technology will significantly enhance the Aquafilm current product offering, and intends to upgrade Aquafilm’s Tampa facility to full pharmaceutical production standard and accelerate the development of the WAFERTAB™ technology into the pharmaceutical sector. It is anticipated that this has tremendous potential as a new drug delivery platform and that it will create further exclusive licensing opportunities for BioProgress.

Aquafilm has been working with a number of multinationals as well as European and US companies developing film products under various brand names. Aquafilm has a film manufacturing as well as a conversion and packing capability in Tampa, and therefore can supply finished products ready for shipping. Aquafilm supplied products are now entering retail distribution in the United States and UK markets, for example, children’s vitamin strips under the ‘Spiderman’ brand will be distributed at every cinema, as well as other retail outlets, at the launch of the second ‘Spiderman’ film in May 2004.

Aquafilm is forecasting revenues of around US$50 million in the period 2004 - 2006 from ‘in the mouth’ dissolving consumer products supplied to a number of companies and the US$7.5 million earn out is expected to be achieved during this period.

Commenting on the acquisition, Angel Oliva, Chief Executive Officer, Chairman and the majority shareholder in Aquafilm, said: “The soluble film business is an exciting business and has the potential to grow fast. As a private company we have made a substantial investment in getting the Aquafilm business this far. Further investment is required and BioProgress has the resources to undertake this. BioProgress also has a number of patents on soluble film and film applications which, when linked with Aquafilm know-how, will put BioProgress in a strong position to develop both the consumer and pharmaceutical markets for this technology. I am confident BioProgress is the right company to take the business forward.”

Scott Schaneville, the Chief Operating Officer of Aquafilm, said: “The team at Aquafilm are really excited about becoming part of BioProgress. I believe Aquafilm will produce significant revenue and profits for BioProgress in the short and medium term while the major BioProgress dosage form technologies are beginning to roll out following the strategic licensing agreements BioProgress has been able to secure.”

BioProgress CEO Graham Hind, said: “This is an excellent acquisition for BioProgress as it enables us to commence XGEL® film supplies to our customers almost immediately, avoiding any delays in the development and roll out of our XGEL® technologies with our licensing partners. It provides us access to know-how and practical film manufacturing experience which will save costs, shorten the timeframe, and be generally invaluable in the establishment of our first phase European film production facility in Cambridgeshire. We still need to proceed with the first phase of this project as our customers expect the security of two site supply.

“Finally we believe we have secured Aquafilm at an excellent Price Earnings valuation. We have secured immediate, significant and growing short and medium term revenues which we are sure will be received well by our Shareholders. We have enabled the acceleration of our existing technologies by the early supply of film and brought on board further know-how and expertise to enable faster development of what we believe will become an extremely valuable new core technology, namely WAFERTAB™.”

In addition to the acquisition of certain assets of Aquafilm, BioProgress has raised £10.5 million (net) by way of a placing with institutional and other investors, underwritten by Collins Stewart Limited, of 10,000,000 million shares at a placing price of 110p. Application has been made for the New Ordinary Shares to be admitted to trading on the Alternative Investment Market of the

London Stock Exchange plc (“Admission”) on Thursday 11 March 2004. The proceeds of the Placing will be used to acquire and invest in the Aquafilm facility in Tampa, as well as providing additional working capital for the Group.

- Ends -

Enclosure 5.

Press Release

8 March 2004

BioProgress plc

(“BioProgress” or “the Company”)

BioProgress announces the signing of a global licensing agreement for TABWRAP® one of the new XGEL®

dosage forms

BioProgress plc, a provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today it has executed an exclusive licensing agreement for its XGEL® TABWRAP® dosage form technology with a US pharmaceutical company which is a global leader in the Over-the-Counter medicines (OTC) and Nutritionals (vitamins, minerals and supplements) product sectors.

This agreement is the culmination of negotiations outlined in the Company’s announcement of 24 November 2003. For commercial reasons the name of the party must continue to remain confidential. The US pharmaceutical company has acquired an exclusive license for TABWRAP®, one of the BioProgress XGEL® dosage forms in a specific market sector and for the territory of North America and the European Union.

BioProgress will receive a payment of US$900,000 upon the first commercialisation and a royalty based on the licensee’s sales price of all products which use the TABWRAP® dosage form. The TABWRAP® technology will initially be applied to a limited number of products which could be on sale before the end of 2005. Sales of the initial group of products, when fully introduced to the US market, are expected to generate royalty income for BioProgress of between US$1 million and US$1.5 million per year. That amount could grow significantly as the TABWRAP® technology is applied to higher volume products, new products and introduced into the European market in competition with old tablet coating technology.

The TABWRAP® machines will be manufactured under license by the licensee and films for TABWRAP® may be supplied to the licensee from the newly acquired BioProgress cGMP film facility in Tampa, Florida USA, generating further revenues and profits for the Company.

To ensure that there is the security of multiple supply sources for film in North America, the US pharmaceutical company will also establish a pharmaceutical standard (cGMP) film manufacturing facility to supply their own film requirements under the exclusive license. This second facility will also exclusively supply BioProgress with film, giving BioProgress guaranteed additional cGMP film capacity in the USA as film requirements grow for all BioProgress technologies and customers in the North American market.

BioProgress CEO Graham Hind, said: “I hope our Shareholders understand that we cannot at this time name the licensing partner to this agreement. While we have an obligation to our Shareholders to indicate the value of this agreement we must also keep confidential sensitive information which could commercially disadvantage either BioProgress or our licensing partner. At this early stage this includes their identity.”

“What I can say is that our US partner in this agreement is influential in the industry and their adoption of our TABWRAP® technology will help establish it in becoming an industry standard. TABWRAP® is a technology designed to replace traditional tablet coating techniques by providing a non-gelatin lower-cost, faster, more efficient process. We can also manipulate the dissolution rate of the TABWRAP® coating film to increase the dissolution rate of the tablet and add value to products by making the tablet active available to the body faster and facilitating a “faster acting” claim. TABWRAP® also enables a two-colour tablet product presentation not possible with traditional tablet coating methods, offering further product differentiation and marketing advantages over current tablet coating processes. As the TABWRAP® film is made from already approved materials and the tablet cores remain unchanged, the regulatory issues are minimal and the TABWRAP® technology adoption time and product time to market is relatively short.

“According to IRI, an independent pharmaceutical market monitor, the OTC medicines market in the US is valued at US$10.8 billion dollars per annum. The European market is also extremely substantial. If our licensee is successful in securing even a modest share of this marketplace through TABWRAP®, it is not unrealistic to anticipate that within a few years the BioProgress royalty stream on TABWRAP® alone will be very significant.”

- Ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: March 9, 2004	Elizabeth Edwards
Chief Financial Officer